LAW OFFICES OF

DICKIE, McCAMEY & CHILCOTE

A PROFESSIONAL CORPORATION

TWO PPG PLACE, SUITE 400
PITTSBURGH, PENNSYLVANIA
15222-5402

TEL. 412-281-7272
FAX. 412-392-5367
WWW. DMCLAW.COM

Robert W. Hastings
Attorney-at-Law
Admitted in PA

Direct Dial: 412-392-5303
Direct Fax: 412-392-5367
rhastings@dmclaw.com

December 27, 2006

Mr. Jay Williamson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

> *Re:* ***Keystone Insurers Group, Inc.***
> ***Amendment No. 2 to Form 1-A***
> ***Amendment filed October 12, 2006***
> ***File No.: 24-10133***

Dear Mr. Williamson,

Enclosed please find Keystone Insurer Group, Inc.'s response to your comments dated November 30, 2006. Enclosed also are certain supplemental documents provided to assist you in your review. Please note seven copies of the above-referenced Form 1-A including exhibits were filed with the File Desk. The documents enclosed with this letter are as follows:

1. Response to SEC comments dated November 30, 2006 relating to the above referenced Amendment No. 2 to Form 1-A and Amendment filed October 12, 2006.

2. The Clean and Deltaview drafts of the Form 1-A, reflecting changes made in response to the comments dated November 30, 2006.

3. In response to Comment 39, the Clean and Deltaview drafts of the revised Subscription Agreement have been enclosed.

4. A copy of the financial statements for the years ended December 31, 2005, 2004 and 2003.

5. A copy of the reviewed financial statements for the six months ending June 30, 2006 is enclosed.

6. A copy of the Reagan Consulting, Inc. Fair Market Valuation of Keystone Insurers Group As of December 31, 2005 which is dated May 1, 2006. We are submitting the report as a supplement for your review.

CF1-00056617

7.   A copy of the Reagan Consulting, Inc. letter dated December 19, 2006 regarding the valuation of the Executive Stock Options. We are submitting the letter as a supplement for your review.

8.   With regard to the stock split and rescission of the warrants, a copy of the Board of Directors Meeting Minutes dated April 26, 2006 is enclosed.

9.   With regard to the addendums of the executive employment agreements, a copy of the Board of Directors Meeting Minutes dated August 1, 2006 is enclosed.

Three complete sets of documents are enclosed in accordance with your request. The above-referenced Form 1-A and documents specifically referenced above are also included on the CD which is also enclosed.

Please call me or Max T. Busatto, Esquire (412) 392-5290 if you have any questions or comments regarding the responses, the revised Form 1-A, the supplemental documents or any other matter.

Very truly yours,

Robert W. Hastings

cc: David E. Boedker (w/o enc.)

LAW OFFICES OF

DICKIE, MCCAMEY & CHILCOTE
A PROFESSIONAL CORPORATION

TWO PPG PLACE, SUITE 400
PITTSBURGH, PENNSYLVANIA
15222-5402

TEL. 412-281-7272
FAX. 412-392-5367
WWW. DMCLAW.COM

Robert W. Hastings
Attorney-at-Law
Admitted in PA

Direct Dial: 412-392-5303
Direct Fax: 412-392-5367
rhastings@dmclaw.com

December 27, 2006

File Desk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

>   *Re:*   ***Keystone Insurers Group, Inc.***
>   ***File No.: 24-10133***

Dear Sir or Madame:

Enclosed please find seven (7) copies of Keystone Insurer Group's Amended Form 1-A for filing. The copy with the original signature page is identified with a post-it note.

Should you have any questions or comments, please do not hesitate to contact me or Max T. Busatto (412) 392-5290.

Very truly yours,



Robert W. Hastings

cc: Jay Williamson, Division of Corporate Finance (enc. under separate cover)

PITTSBURGH	HARRISBURG	PHILADELPHIA	WASHINGTON, D.C.	NEW JERSEY	NORTH CAROLINA	OHIO	WEST VIRGINIA
412-281-7272	717-731-4800	215-925-2289	888-434-5566	856-354-0192	704-334-1108	740-284-1682	304-233-1022

Robert W. Hastings
Attorney-at-Law
Admitted in PA

Direct Dial: 412-392-5303
Direct Fax: 412-392-5367
rhastings@dmclaw.com

December 27, 2006

Mr. Jay Williamson
United States Securities and Exchange
Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE: Keystone Insurers Group, Inc.
Amended No. 2 to Form 1-A
Amendment filed October 12, 2006
File No.: 24-10133
Our File No.: 11477.299985

Dear Mr. Williamson:

Thank you for your comment letter dated November 30, 2006 in response to the Amended No. 2 Form 1-A Amendment filed October 12, 2006. It was also a pleasure to speak with you and Mr. David Link on November 30, 2006 regarding the same. Please permit this letter to serve as a response to your comment letter dated November 30, 2006.

Please note, Keystone Insurers Group, Inc. (the "Company") has filed its seven copies of the amended Form 1-A Regulation A Offering Statement with exhibits in accordance Rule 252 of Regulation A. In addition, we are enclosing for your review three copies of the Form 1-A and three Deltaview copies of the Form 1-A which mark the changes made to this amendment compared with the one filed October 12, 2006. A CD containing a filed Form 1-A and a Delaview version is also provided. If you need any additional copies of the Form 1-A or any other document, please let me know.

General Comments

1. *We note that your amendments to the Form 1-A filed on 11/7/2005, 1/24/2006, 7/17/2006 and 10/16/2006 were filed without the appropriate signatures on the Signature page of the form. Please be advised that you need to provide the required signatures on all future amendments. We will not be in a position to review or perform a detailed*

DICKIE, McCAMEY & CHILCOTE, P.C. | ATTORNEYS AT LAW
MAIN: 412-281-7272 FAX: 412-392-5367
TWO PPG PLACE, SUITE 400 | PITTSBURGH, PA 15222-5402 | WWW.DMCLAW.COM

Pittsburgh | Harrisburg | Philadelphia | Washington, D.C.
New Jersey | North Carolina | Ohio | West Virginia

examination of the offering statement and we will not issue comments on any future amendment filed without the required signatures.

The Signature page of the filed Form 1-A has been signed.

2. *We also note that you filed only the offering statement without any exhibits on your amendments to the Form 1-A filed on 11/7/2005, 1/24/2006, 7/17/2006 and 10/16/2006. We have no way to determine any changes to the exhibits that should have been filed with these amendments. Please file all required exhibits to the Form 1-A including exhibits containing the most current changes. We may have further comment.*

All of the Exhibits to our offering statement of the filed Form 1-A have been attached.

3. *We note your response to comment 2 of our letter dated February 27, 2006. Please note that the Form 1-A that you filed did not have as exhibits the employment agreements nor the addendums for David E. Boedker, Michael Azar, Colin Buzzard, George Wynne and Joseph Joyce. Please file these agreements and their addendums as exhibits to the Form 1-A.*

Please refer to response to Comment No. 2. With regard to the employment agreements and the addendums for David E. Boedker, Michael Azar, Colin Buzzard, George Wynne and Joseph Joyce, they have been attached as Exhibit No. 9(b) and (c).

4. *In your response to our prior comment 5 from our February 27, 2006 letter, you have revised the text under Item 41(c) to eliminate certain disclosures concerning your Amended and Restated Shareholders Agreement with respect to preemptive rights. Please confirm that this provision has been eliminated from your Shareholders Agreement and clarify whether any of your currently existing shareholders -- pursuant to prior sales agreements, would have these sorts of rights.*

With regard to Item 41(c), Section 23 of the Amended and Restated Shareholders Agreement attached as Exhibit 3 states that the Company may issue other stock to Additional Shareholders without requiring prior shareholder approval. Similarly, with regard to current shareholders, any issuance of stock would not be subject to their approval.

Item 4 Jurisdictions in which Securities are to be offered

5. *Please revise your disclosure to clearly indicate that the new franchises referenced in response to Item 4(b) will be in Indiana and/or Ohio.*

The disclosure has been revised as per your Comment.

6. *We note that your statement that "[f]or the second part of the Offering, the issuer plans to offer each new franchise, on a rolling basis, a chance to subscribe to its common stock within 30 days after they sign a Franchise Agreement with the issuer. . .This Offering Statement includes such offers made to new franchises in the two years following the initial qualification date of this Offering Statement by the SEC." Your offering does not appear to be eligible to conduct a delayed offering under Rule 415. Revise your offering as appropriate or provide us with a detailed legal analysis as to how your offering complies with Rule 415 of Regulation C. We may have further comment.*

    We have revised the Form 1-A to clarify that the offering will be in conformity with Rule 415 of Regulation C. In particular, the offering conforms with Rule 415(a)(1)(ix) being that the securities will be offered promptly and on a continuous basis and may continue for a period of more than 30 days after SEC qualification. Further, as required by Rule 415(a)(2), it is reasonably expected that the securities offered will be offered and sold within two years of qualification by the SEC.

Cover Page

7. *We note that the company has revised its text in response to the "Duration of the offering" prompt as well as our comment 8. However, you do not appear to have completed your sentence with respect to new franchises, please do so. Also include disclosure indicating that the funds in escrow will be returned with interest if the minimum proceeds are not raised by the completion date of the offering or the extension thereof.*

    The disclosure has been revised as per your Comment.

8. *Please clarify that you will only sell through a broker in North Carolina and specifically name the firm that you will use.*

    The disclosure has been revised as per your Comment.

Offering Circular Summary

9. *Please note that the current address for the SEC's reading room is 100 F Street, NE, Washington, D.C. Your current disclosure reflects our old address.*

    The address has been updated.

Transfer Restrictions, page 4

10.   *Revise to briefly address how the valuation of the shares upon a mandatory redemption of the shares.*

In response to your Comment, we have revised the Transfer Restriction section of the Offering. In the event of a mandatory redemption, the shares to be redeemed will be valued in accordance with the then current valuation of the Company. A valuation of the Company is performed by an independent party for each fiscal year before May 31.

Terms of the Offering How to Subscribe

Plan of Distribution, page 7

11.   *We note your statement that "all subscriptions are irrevocable. Once you have submitted a subscription and payment for shares, your cannot withdraw it, unless our board of directors determines otherwise." Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares prior to the company's acceptance. We may have further comment.*

The Plan of Distribution section has been revised to provide that a subscription and payment for shares is not irrevocable until accepted.

Conditions of the Offering, page 8

12.   *Briefly indicate in this section whether the company's officers and/or directors can purchase shares in the offering to meet the minimum.*

The Conditions of the Offering section has been revised to state that the Company's officers and/or directors may not purchase shares in the offering to meet the $1,000,000 minimum.

Item 2 Risk Factors, page 11

13.   *We note your response to comment 14. Please revise the risk factor subheading for risk factor 8 to indicate 32% of your revenues in 2005 came from contingent commission arrangements, overrides and other incentives.*

The risk factor subheading for risk factor 8 has been revised to indicate that 32% of the Company's revenues in 2005 came from contingent commission arrangements, overrides and other incentives.

14.   *Please revise risk factor 17 to clarify your discussion of the applicable ownership limitations for your officers and directors. Currently your discussion indicates that your officers and directors "investment in [y]our common stock represents 71%of the voting shares. . .outstanding prior to this Offering." However, you later disclose that, pursuant to your Amended and Restate Shareholders Agreement "the senior officers of the Company are restricted to owning, as a group, no more than 20% of the issued and outstanding voting stock of the Company. . .[and] also the amount of voting common stock that any shareholder may beneficially own to 9.99% of all issued and outstanding voting stock. . ." For example, but without limit, do your board members own 50% plus of your voting shares? Or, is there a distinction between the actual ownership percentages and voting percentages which ought to be addressed here? Please revise to clarify.*

Risk factor 17 has been revised as per your Comment with regard to the percentages of common stock currently owned by the officers and directors. After the offering, there is the potential that officers and directors may increase their individual number of shares owned. However, the Amended and Restated Shareholders Agreement will restrict the senior officers as a group to not having more than 20% of the issued and outstanding voting stock of the Company. Further, any one shareholder may not have more than 9.99% of all issued and outstanding voting stock. If as a result of this offering or the exercise of stock options either of these limits is exceeded, that stock issued will be non voting.

Item 3 - Business and Properties, page 19

15.   *We note various disclosures throughout the offering circular that appear to be inconsistent with the amounts recorded in the financial statements. For example, on page 23 you state the percentage of revenues derived from various sources, which appears to include categories that are no longer classified as revenue in the financial statements. In addition, we note similar disclosures on page 14. Please revise your disclosures throughout the offering circular to be consistent with the amounts recorded in the financial statements.*

These revenues are included in the operating income on the income statement. See note to the financial statement called "revenue recognition" which describes all revenue included in operating income.

Item 4, page 42

16. *We note your disclosure on pages 40 and 70 that the company's profit "would have been" $374,000 before taxes, if various costs had not been incurred. Please clarify whether each category of costs is expected to be recurring or non-recurring in nature (i.e. if each type of charge is reasonably likely to recur within two years or there was a similar charge in the prior two years.) Note the designation of "non-recurring" refers to the specific nature of the charge and not to a "level" or amount that is considered "unusual." For items identified as "non-recurring," please explain your basis for this conclusion. Consider discussing the specific nature of the items identified without disclosing a hypothetical amount of profit. Refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" maintained on the Commissioners' website at www.sec.gov.*

    We have revised Items 4 and 47 as per your Comment. The Company would have been profitable had it not incurred additional expenses related to the stock offering and expansion plan. Because no further stock offerings are planned in the foreseeable future, these expenses are non recurring in nature. We also eliminated the hypothetical amount of profit for 2005.

Item 7(a), page 43

17. *Your discussion of the Reagan Consulting, Inc. report indicates that the "valuation is not a market valuation and only reflects a valuation of the company by [the consulting firm]." Please explain the meaning of this disclosure, clarifying the type of valuation received and why it does not reflect your market value. In this regard we also note that Reagan report explicitly refers to the fair market value of the company.*

    We have revised the disclosure to show the net tangible book value based on the reviewed Financial Statements for the six months ending June 30, 2006.

18. *We note your reference to the valuation of the company by Reagan Consulting, Inc. in your response to Item 7(a). Please revise to indicate date of the valuation of the company by Reagan Consulting, Inc. Also advise us why the net tangible book value of the company is based on the valuation of the company by Reagan Consulting, Inc. We may have further comment.*

    We have revised the Form 1-A to clarify that the net tangible book value of the Company was based on the reviewed Financial Statements for the six months ending June 30, 2006. In addition, we included the date of May 1, 2006 for the Reagan Consulting, Inc. report.

Item 9 - Use of Proceeds, page 46

19.   *We note you indicate your order of priority to use the proceeds in this section. We also note your disclosure in Item 12 indicates a slightly different order of priority for the proceeds. Please reconcile your disclosure in these sections.*

    The order of priority for use of proceeds in Item 9 and Item 12 have been revised.

Item 11, page 48

20.   *We note your disclosure that the company made a $210,000 withdrawal against its credit line in order to make a tax payment for 2006. Please explain management's decision to use the credit line in this manner -- for example, were your existing cash balances insufficient to make these payments? In addition, please clarify the interest rate on this line of credit and when management expects to repay it.*

    This Item 11 has been revised as per your Comment. On September 14, 2006, the Company made a $210,000 withdrawal against its line credit in order to make an estimated federal tax payment due to anticipated earnings of $900,000 in 2006. The interest rate on this withdrawal was 8.25%. It was repaid in full on November 29, 2006. The Company used part of its line of credit to make this tax payment because a significant portion of the Company's operating revenue is not received until the fourth quarter of the year.

Item 13 Capitalization, page 49

21.   *We note that you indicate that no common shares are reserved to meet conversion requirements for the issuance upon exercise of option, warrants or rights. We do not understand your disclosure. We note that senior management currently holds options. We also note that your board of directors has authorized the issuance to the existing shareholders of options exercisable for up to 20% of the shares of common stock issued and outstanding upon the completion of the offering. Please revise as appropriate.*

    We have revised Item 13 to provide the number of common shares reserved to meet conversions requirements for the issuance upon exercise options, warrants or rights. The Company has 5,000 shares authorized; 273.6223 shares issued and outstanding and 5.7 shares held in treasury. In the event we raise the minimum or maximum in this offering, there will be 4,620.68 and 4,220.68 shares respectively reserved.

22. *Please revise your disclosure to include the actual capitalization at the most recent balance sheet date.*

We verified that the actual capitalization is as of the most recent balance sheet date.

Item 20, page 53

23. *We note your disclosure that you do not intend to declare or pay dividends. Please revise to also indicate the current amount of assets available for payment of dividends.*

We revised Item 20 as per your Comment. The current amount of assets available for the payment of dividends is $1,187.00.

Item 26, page 56

24. *We note your statement that "proceeds from stock sales to new franchises will note be placed in escrow." We also note your statement that the duration of the offering to new franchises is two years. We do not understand your statement the any sales to new franchises will not be placed in escrow. Clarify whether you will be making offers to new franchises during the 270 days following the initial qualification of the offering statement. If you will be making offers to new franchises during the 270 days then it appears to us that the proceeds from stock sales to the new franchises would need to be placed in the escrow account. Please revise as appropriate or advise us how you may make sales to new franchises without placing the proceeds into the escrow account prior to reaching the minimum amount. We may have further comment.*

Please note Item 26. If the Company is unsuccessful in raising the minimum proceeds from currently eligible purchasers within the 120 day target completion date or a 270 day extension, we will not engage in any stock sales to new franchises using this Offering Statement. In other words, the Company will have to meet the minimum amount of the offering (i.e. the escrowed amount) before any sales are made to new franchises.

Item 38, page 67

25. *Please revise this section to address the options currently issued to senior management. Also indicate that options will be issued to the existing shareholders upon the completion of this offering.*

Please note Item 38 which states that the senior management of the Company in aggregate holds 35.8 options at a strike price of $10,000. The options awarded to David Boedker were fully vested when awarded, and the options awarded to the other senior officers vest at the rate of 20% per year beginning January 1, 2005. The exercise period is five (5) years. The options were approved by the Board of Directors on August 1, 2006. In addition for 2006, it is anticipated that options will be awarded to David Boedker in accordance with Section 5.1 of his employment agreement. In 2007, options may also be awarded to David Boedker pursuant to Section 5.1 of his employment agreement. Any options awarded to David Boedker under Section 5.1 of his employment agreement will vest immediately; have a strike price of $10,000, and an exercise period of five (5) years.

Also, our board of directors approved the issuance to our existing shareholders upon the completion of this Offering options exercisable for up to 20% of the issued and outstanding shares of the Company in consideration for their approving this Offering, giving up their blanket pre-emptive rights, terminating their services agreement with us and accepting the Revised Franchise Agreement. Such options would be issued following the Offering and be exercisable at any time within 5 years of the date of issuance. The exercise price would be $10,000 per share, the same price per share of common stock as offered in this Offering. The final determination of the percentage of shares subject to such options will be made by our board of directors, and will depend in part on the number of shares sold in this Offering. Sample copies of the employment agreements are filed as Exhibit 9(b) and (c) to the Offering Statement of which this Offering Circular is a part.

Item 39(b), page 67

26. *Please provide more detailed disclosure regarding your agreement with Duncan Financial Group to form KIG Financial Services, Inc. For example, what was the dollar value of your investment, are profits/losses shares based on membership interest, who manages the day to day operations of the entity, etc.*

Item 39(b) has been revised to provide more detail with regard to the agreement between the Company and Duncan Financial Group in the forming and operating of KIG Financial Services, Inc. In addition, the allocation of profits of KIG Financial Services, Inc. split between the two companies has been provided.

27. *In your last responsive paragraph under this section you state that "[a]ll future material affiliated transactions and any forgiveness of loans must be approved by a majority of the issuer's independent directors who do not have any interest in the transaction[]..." However, in the same paragraph you indicate that you do not have any independent directors. Please revise your disclosure accordingly.*

The paragraph concerning director approval of material affiliated transaction and loan forgiveness has been revised as per your Comment. We have removed the reference to "independent" directors. Rather, we have clarified that director approval for a material affiliated transaction or loan forgiveness must come from a majority of directors who were not a part of the transaction or the loan.

Item 40, page 69

28. *We note your response to our prior comment 28 from our letter dated February 27, 2006. While the company has made substantial revisions to its disclosure in response, we believe that the existing disclosure could be clearer as to how the bonuses are calculated and the expected payouts under the plan. Please revise your disclosure accordingly.*

This Item has been revised to clarify the total compensation received by the senior officers of the Company. We have included the salary and bonuses paid to the senior officers for 2005 and 2006. Further, we have clarified the calculation for the bonuses for the senior officers and the issuance of stock options as per their respective employment agreements and addendums. Copies of these employment agreements and addendums are attached to the Form 1-A as Exhibit 9(b) and (c).

Financial Statements

29. *Please note that in accordance with paragraph (1) and (2) of Part F/S of Form 1-A, the financial statements included in the registration statement must be within a date within six months of the filing date of any amendment, and at the effective date of the registration statement. In addition, to the extent that a filing is made more than 90 days after the most recently completed fiscal year, the financial statements for that fiscal year must be included in the filing. Also, ensure that a currently dated consent of the independent accountant is included with any amendment.*

Please note that a copy the reviewed Consolidated Financial Statements for the six months ending June 30, 2006 and Audited Financial Statements for the years ended December 31, 2005, 2004 and 2003 is included in paragraph (1) and (2) of Part F/S of Form 1-A. The currently dated consent of the independent accountant, Raymond Cebular, CPA, is included as Exhibit 11 of the Form 1-A.

Audited Financial Statements for the years ended December 31, 2005, 2004 and 2003

Balance Sheet, page 3

30.   *We note that minority interest is classified as a component of stockholders' equity. Please revise the financial statements to present the minority interest outside of permanent equity for all periods presented.*

We revised the financial statements to present the minority interest outside of permanent equity for all periods presented.

Note 1 -- Summary of Significant Accounting Policies, page 8

31.   *We note your responses to prior comments 37 and 38, and your revised disclosure in Note 1. With respect to your disclosure regarding reclassifications on page 8, please expand your disclosure to clarify why you believe that each category that was previously classified as revenue has been appropriately reclassified on a net basis. For each separate category of transactions noted, explain how you evaluated the factors in paragraphs 7-17 of EITF 99-19 to determine whether gross or net presentation was appropriate. State whether you act as principal or agent with respect to each category of transaction noted, and for any amounts for which the presentation has been revised, disclose the amounts that were previously recorded in the financial statements on a gross basis.*

The reclassification of revenue categories "Profit Sharing," "Commission," and "Reimbursed Expenses" from gross to net was done by evaluating the factors in paragraphs 7-17 of EITF 99-19. The Company is not the primary obligor and the franchisees are the contributing factor in establishing price, selecting suppliers and performing services to the customers. These revenues are a stated percentage of the amounts billed to a customer and indicate that the Company is an agent of the suppliers. The revenue category "Reimbursed Expenses" was reclassified to offset the expenses paid on behalf of the franchisees.

The amounts previously recorded in the financial statements on a gross basis were:

	2004	**2003**
Profit Sharing Revenue	3,817,339	3,065,202
Profit Sharing Expenses	3,817,339	3,065,202
Net	0	0
Commission Revenue	1,137,301	1,744,627
Commission Expenses	1,137,301	1,744,627
Net	0	0
Reimbursed Expense Revenue	456,364	321,386
Reimbursed Expenses Expense	456,364	321,386
Net	0	0

32. *We note your disclosure regarding revenue recognition on page 10. Please clarify how each significant category of revenue meets each of the primary criteria outlined in Staff Accounting Bulletin No. 104. For example, we note no discussion regarding how management evaluates whether collectibility is reasonable assured, or what typically constitutes evidence of an arrangement. In addition, we note various disclosures regarding profit sharing revenue, while your disclosure on page states that profit sharing revenue has been reclassified to be recorded on a net basis. Please clarify and revise your disclosures.*

Franchisees have contracts with the Company that outline the amount of licensing fees, profit sharing, commissions, monthly service fees, carrier expense reimbursements and miscellaneous fees. Profit sharing and commissions are received directly from insurance companies based on stated percentages. Franchisees that fail to pay billed fees lose their franchise rights. Profit sharing revenues and commissions retained by the Company were included in operating revenue on the original statements.

Note 10 -- Senior Officer Incentive Compensation, page 19

33. *We note your disclosures regarding the stock option award pool. Please revise your disclosures to include your accounting policies with respect to share based compensation, including whether the fair value method or intrinsic value method was used to value the awards under SFAS 123 and APB 25. Revise to provide all of the*

*information required by paragraphs 45-48 of SFAS 123, and to discuss the effect of the
adoption of SFAS 123(R) as of January 1, 2006.*

This non-public entity has elected to use the intrinsic value method and that the value be
re-measured annually at each reporting date. Because of the complexity of the terms of
these instruments and other facts it would be extremely difficult to value these options.
Compensation cost is recognized at each reporting period as the options vest. A
valuation will be completed December 31 of each year. Paragraph 45 of FAS 123(R)
does not apply because the options were not granted until August 1, 2006. The requisite
service period is the period at which the options vest. Compensation cost is recognized
as per the vesting schedule. Vesting or exercisability of the options is not affected by
market or performance conditions. Enclosed, please find the December 19, 2006 letter
regarding the valuation of these options from Reagan Consulting, Inc., an Atlanta,
Georgia-based consulting firm specializing in the insurance industry.

Note 13 -- Subsequent Events, page 21

34.   *We note your disclosures regarding the options that were issued exercisable for up to
        20% of the issued and outstanding shares of common stock. Please revise your
        disclosures to state the minimum and maximum number of shares that can be issued
        under these awards, disclose the fair value for each award along with the major
        assumptions used to value the awards, as well as the manner in which the resulting
        compensation expense will be recorded under SFAS 123(R).*

        There is no minimum number, but a maximum number of 155 shares can be issued as a
        result of the stock options granted to those record stockholders as of April 26, 2006. The
        option to purchase additional shares expires five years from the issue date. None of the
        options awarded were compensatory, so no compensation cost would be recorded.

Interim Financial Statements for the period ended June 30, 2006

35.   *We note that the interim financial statements do not include any footnotes. While the
        interim financial statements may be unaudited, they must still comply with generally
        accepted accounting principles, which are generally set forth with respect to interim
        financial statements in Item 310(b) of Regulation S-B. As discussed in paragraph (2) of
        Part F/S of Form 1-A, income statements for interim periods must include a statement
        that in the opinion of management, all adjustments necessary for a fair statement of
        results for the interim period have been recorded. In addition, management must also
        state whether all adjustments were of a normal recurring nature or if not, provide a*

supplemental letter detailing the nature of any non-recurring adjustments. Consider the disclosure requirements of Part F/S of Form 1-A and Item 310(b) of Regulation S-B and revise your disclosures accordingly.

We revised the interim financial statements to include footnotes in accordance with generally accepted accounting principles. Also included was a statement from management that in their opinion all adjustments necessary for a fair statement of results have been recorded.

36. *Please revise the interim financial statements to address the comments above with respect to the annual financial statements. It would appear that at a minimum, the interim financial statements should be revised to address the presentation of the minority interest and the disclosures regarding share based payment under SFAS 123(R).*

The interim financial statements have been revised to properly present the minority interest and to disclose how share based payments are accounted for under SFAS 123(R).

37. *We note that the statement of operations for the six months ended June 30, 2006, reflects revenue of $2.6 million, compared to revenue of $3.3 million for the entire year ended December 31, 2005. Please tell us whether the revenue reported in the unaudited interim financial statements has been calculated on a basis consistent with the audited financial statements for the year ended December 31, 2005. If not, please revise the financial statements accordingly. If the revenue recorded in the financial statements for both periods has been calculated on a consistent basis, provide disclosure in the offering circular regarding the factors underlying the significant increase in revenue compared to same period in the previous year.*

The revenue reported for the six months ended June 30, 2006 has been calculated on a basis consistent with the audited financial statements. Revenue has increased for 2006 because of new specialty programs that have been launched in specific insurance markets, partnering with additional franchised agencies and increasing premium production.

38. *We note the caption "treasury stock" on the balance sheet. Please disclose the material terms of the treasury stock transactions, along with any other material changes in equity that are not specifically disclosed in the statement of stockholders' equity.*

We disclosed the material terms of the treasury stock transactions in the June 30, 2006 financial statements.

Part III Exhibits

Exhibit 4 -- Form of Subscription Agreement

39.   *We note your revisions to your Form of Subscription Agreement in response to our prior comment 42. However, we continue to believe that a subscriber should not be required to represent matters or waive matters that may be available to him under the federal securities laws or represent that he understands disclosure in the offering circular. See for example Section 6 in which the subscriber represents that they have read and understands the offering circular. Please revise as necessary.*

The Subscription Agreement has been revised as per your Comment and is attached to the Form 1-A as Exhibit 4. For your review, a Deltaview draft has been provided as part of this response to your comments which marks the changes made to the Subscription Agreement compared with the one attached as Exhibit 4 to the amended Form 1-A filed October 12, 2006.

Signatures

40.   *Please revise your signature page to indicate that the company has signed the Offering Circular. Also revise to include signatures of the listed individuals that have signed your Offering Circular. Also indicate the date that the individuals signed your Offering Circular.*

The Signature page has been revised as per your Comment.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please note the above responses to your Comments. We have also enclosed under our cover letter a Deltaview draft of the Form 1-A which marks the changes to the current amended From 1-A with the Form 1-A filed October 12, 2006.